EXHIBIT 99.1

Stantec to release second quarter 2023 results on August 9, 2023 and host conference call on August 10, 2023

EDMONTON, Alberta, July 19, 2023 (GLOBE NEWSWIRE) -- Stantec, a global leader in sustainable design and engineering, will release its second quarter 2023 financial results after markets close on Wednesday, August 9, 2023. On Thursday, August 10, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, president and chief executive officer, and Theresa Jang, executive vice president and chief financial officer, will hold a webcast and conference call to discuss the Company’s performance.

Q2 2023 Webcast and Conference Call
Thursday, August 10, 2023 at 7:00 AM Mountain Time (9:00 AM Eastern Time)
Go to Webcast

Conference Call - Preregistration is recommended
To participate in the Q&A, please register:
Conference Call Registration (Canada and United States).
After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. Ensure you have registered at least 10 minutes before the start of the call.

The conference call and slideshow presentation will be broadcast live and available on the Events and Presentations section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at Stantec.com or find us on social media.

For further information:
Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscribe form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind